UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): February 14, 2018 (February 13, 2018)

GRANITE CONSTRUCTION INCORPORATED

(Exact Name Of Registrant As Specified In Charter)

Delaware	1-12911	77-0239383
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

585 West Beach Street

Watsonville, California 95076

(Address of Principal Executive Offices) (Zip Code)

Registrant’s telephone number, including area code: (831) 724-1011

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01. Entry into a Material Definitive Agreement.

Merger Agreement

On February 13, 2018, Granite Construction Incorporated, a Delaware corporation (the “Company”), Layne Christensen Company, a Delaware corporation (“Layne”), and Lowercase Merger Sub Incorporated, a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub will, subject to the satisfaction or waiver of the conditions therein, merge with and into Layne, and Layne will be the surviving corporation in the merger and a wholly owned subsidiary of the Company (the “Merger”). The Boards of Directors of the Company and Layne have each unanimously approved the Merger Agreement and the Merger.

Pursuant to the terms of the Merger Agreement and subject to the conditions therein, at the effective time of the Merger (the “Effective Time”), each share of Layne’s common stock issued and outstanding at the Effective Time (other than shares (1) held in treasury of Layne or (2) directly or indirectly owned by the Company, Merger Sub or a wholly owned subsidiary of Layne) will be cancelled and converted into 0.27 (the “Exchange Ratio”) validly issued, fully paid and non-assessable shares of the Company’s common stock (the “Merger Consideration”). No fractional shares of the Company’s common stock will be issued in the Merger and Layne’s stockholders will receive cash in lieu of any fractional shares.

Pursuant to the terms of the Merger Agreement and subject to the conditions therein, at the Effective Time, Layne’s outstanding stock options will be cancelled and converted into the right to receive an amount of cash equal to the product of (1) the number of Layne shares issuable upon the exercise of the Layne stock option, multiplied by (2) the excess value, if any, of the (a) product of (i) the Exchange Ratio, multiplied by (ii) an amount equal to the average of the volume-weighted average price per share of Company common stock on the New York Stock Exchange for each of the 10 consecutive trading days ending with the third trading day immediately preceding the closing date (“Company Common Stock Price”), and (b) the exercise price of the Layne stock option. Layne’s outstanding service-based restricted stock units will be cancelled and converted into the right to receive an amount of cash (without interest) equal to the product of (1) the number of Layne shares in respect of such restricted units, multiplied by (2) the (a) product of (i) the Exchange Ratio, multiplied by (ii) the Company Common Stock Price. Layne’s outstanding unvested performance stock units will vest, and the underlying number of Layne shares earned shall be determined, based on the maximum level of achievement of the applicable performance goals. Layne’s performance stock units that are vested prior to the Effective Time or vest pursuant to the Merger Agreement will be cancelled and converted into the right to receive an amount of cash (without interest) equal to the product of (1) the number of Layne shares earned in respect to the performance stock unit, multiplied by (2) the (a) product of (i) the Exchange Ratio, multiplied by (ii) the Company Common Stock Price.

Consummation of the Merger is subject to certain customary closing conditions, including, adoption of the Merger Agreement by Layne’s stockholders, the absence of certain legal impediments, and the expiration or termination of the required waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

The Merger Agreement contains customary representations, warranties and covenants made by each of Layne and the Company. Layne has agreed, among other things, not to solicit an Acquisition Proposal (as defined in the Merger Agreement) or, subject to certain exceptions, enter into discussions concerning, or provide confidential information in connection with, any Acquisition Proposal. However, if at any time following the date of the Merger Agreement and prior to the Effective Time, (1) Layne has received from a third party a written, bona fide Acquisition Proposal, (2) a breach by Layne of the Merger

Agreement has not contributed to the making of such Acquisition Proposal, (3) the Board of Directors of Layne (the “Layne Board”) determines in good faith, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal (as defined in the Merger Agreement) and (4) after consultation with its outside counsel, the Layne Board determines in good faith that failure to take such action would be inconsistent with its fiduciary duties to Layne’s stockholders under applicable law, then Layne may, subject to the limitations of the Merger Agreement, (a) furnish confidential information with respect to Layne and its subsidiaries to the person making such Acquisition Proposal and (b) participate in discussions or negotiations with the person making such Acquisition Proposal regarding such Acquisition Proposal.

The Merger Agreement also requires Layne to call and hold a stockholders’ meeting and, subject to certain exceptions, recommend that Layne’s stockholders approve and adopt the Merger Agreement.

The Merger Agreement contains certain termination rights for each of Layne and the Company, including the right of each party to terminate the Merger Agreement if the Merger has not been consummated by September 30, 2018 (the “Outside Date”).

Pursuant to the Merger Agreement, the Company will be entitled to receive from Layne a termination fee of $16,000,000 in the event that:

•	the Merger Agreement is terminated by Layne prior to Layne’s stockholders adopting the Merger Agreement in order to enter into an agreement relating to a Superior Proposal;

•	the Merger Agreement is terminated by the Company because (1) the Layne Board makes an adverse change in its recommendation relating to the vote on the Merger Agreement by Layne’s stockholders, (2) the Layne Board shall (a) not have rejected an Acquisition Proposal within seven days of the making public thereof or (b) have failed to reconfirm its recommendation relating to the vote on the Merger Agreement by Layne’s stockholders within four days after a request from the Company to do so following an Acquisition Proposal, or (3) Layne shall have violated in any material respect its obligations with respect to the non-solicitation of Acquisition Proposals; or

•	the Merger Agreement is terminated (1) by either party following the Outside Date, (2) by the Company due to the failure of Layne’s stockholders to adopt the Merger Agreement, or (3) by the Company due to the occurrence of a material adverse effect with respect to Layne or a breach by Layne of its representations, warranties or covenants in a manner that would prevent the closing condition with respect thereto from being satisfied, in each case of (1), (2) and (3) above if (a) prior to such termination there shall have been an Acquisition Proposal for a majority of the outstanding capital stock or assets of Layne that is made known to Layne or made directly to Layne’s stockholders generally or any person shall have publicly announced an intention to make such an Acquisition Proposal (whether or not conditional or withdrawn) and (b) concurrently with such termination or within 12 months thereafter, Layne enters into an agreement providing for, or consummates, a transaction contemplated by an Acquisition Proposal involving the sale of a majority of the outstanding capital stock or assets of Layne.

In addition, the Company has agreed to appoint a non-employee member of the Layne Board to its board of directors as of the Effective Time, with such director to be selected by the Company.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached to this Current Report on Form 8-K as Exhibit 2.1 and incorporated herein by reference in its entirety. The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about Layne or the Company. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential Disclosure Letters provided by Layne to the Company and by the Company to Layne in connection with the signing of the Merger Agreement. These confidential Disclosure Letters contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between Layne and the Company rather than establishing matters as facts. Accordingly, you should not rely on the representations and warranties in the Merger Agreement as characterizations of the actual state of facts about Layne or the Company.

Voting Agreement

In connection with the Merger, certain stockholders of Layne (collectively, the “Specified Layne Stockholders”) entered into voting agreements with the Company, each dated February 13, 2018 (the “Voting Agreements”). The Specified Layne Stockholders together own, in the aggregate, approximately 10% of the currently outstanding shares of Layne’s common stock.

Pursuant to the Voting Agreements, each Specified Layne Stockholder has agreed, among other things, to vote the shares of Layne’s common stock beneficially owned by such Specified Layne Stockholders in favor of adoption of the Merger Agreement.

The foregoing is a summary only and does not purport to be a complete description of all of the terms and provisions contained in the Voting Agreements, and is subject to and qualified in its entirety by reference to the Form of Voting Agreement attached hereto as Exhibit 10.1 which is incorporated by reference into this Item 1.01.

Item 7.01. Regulation FD Disclosure.

On February 14, 2018, Layne and the Company issued a joint press release announcing that Layne, the Company and Merger Sub entered into the Merger Agreement pursuant to which Merger Sub will, subject to satisfaction or waiver of the conditions therein, merge with and into Layne, and Layne will be the surviving corporation in the Merger and a wholly owned subsidiary of the Company. A copy of such press release is attached as Exhibit 99.1 to this Form 8-K and is incorporated herein by reference.

In connection with the Merger, on February 14, 2018, the Company distributed the following materials, copies of which are attached hereto as exhibits and incorporated herein by reference:

•	Granite Customer and Partner Letter (Exhibit 99.2)

•	Granite Employee FAQ (Exhibit 99.3)

•	Granite Employee Letter (Exhibit 99.4)

•	Layne Employee Letter (Exhibit 99.5)

•	Investor Presentation (Exhibit 99.6)

•	Infographic (Exhibit 99.7)

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

2.1*	Agreement and Plan of Merger by and among Layne, the Company and Merger Sub, dated as of February 13, 2018

10.1	Form of Voting Agreement

99.1	Joint Press Release dated February 14, 2018

99.2	Granite Customer and Partner Letter

99.3	Granite Employee FAQ

99.4	Granite Employee Letter

99.5	Layne Employee Letter

99.6	Investor Presentation

99.7	Infographic

*	Certain exhibits and schedules have been omitted and the Company agrees to furnish supplementally to the U.S. Securities and Exchange Commission (“SEC”) a copy of any omitted exhibits upon request.

Forward-Looking Statements

Certain statements in this Form 8-K may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to a variety of matters, including but not limited to: the operations of the businesses of the Company and Layne separately and as a combined entity; the timing and consummation of the Merger; the expected benefits of the integration of the two companies; the combined company’s plans, objectives, expectations and intentions; and other statements that are not historical fact. These statements are made on the basis of the current beliefs, expectations and assumptions of the management of the Company and Layne regarding future events and are subject to significant risks and uncertainty. Statements regarding our expected performance in the future are forward-looking statements.

It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined company or the price of the Company’s or Layne’s common stock prior to the Merger, or the Company’s common stock following the Merger. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the ability of the parties to consummate the Merger and the satisfaction of the conditions precedent to consummation of the Merger, including the ability to secure regulatory approvals in a timely manner or at all; the adoption of the Merger Agreement by Layne’s stockholders; the possibility of legal or regulatory proceedings (including related to the transaction itself); the ability of the Company to successfully integrate the Company’s operations, product lines, technology and employees and realize synergies and additional opportunities for growth from the Merger in a timely manner or at all; unknown, underestimated or undisclosed commitments or liabilities; the potential impact of the announcement or consummation of the proposed transactions on the parties’ relationships with customers, suppliers, employees and other third parties, which may make it more difficult to maintain business and operational relationships; the level of demand for the combined company’s products, which is subject to many factors, including uncertain global economic and industry conditions; the Company’s and Layne’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and developments beyond the Company’s or Layne’s control, including but not limited to, changes in domestic or global economic conditions, competitive conditions and consumer preferences, adverse weather conditions or natural disasters, health concerns, international, political or military developments, and technological developments. Additional factors that may cause results to differ materially from those described in the forward-looking statements are set forth in the reports filed with the SEC and in each company’s other filings made with the SEC available at the SEC’s website at www.sec.gov.

Neither the Company nor Layne undertakes any obligation to update any such forward-looking statements to reflect any new information, subsequent events or circumstances, or otherwise, except as may be required by law.

No Offer or Solicitation

The information in this Form 8-K is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

The Company will file with the SEC a Registration Statement on Form S-4, which will include a prospectus with respect to the Company’s shares of common stock to be issued in the Merger and a proxy statement of Layne in connection with the Merger between the Company and Layne (the “Proxy Statement/Prospectus”). The Proxy Statement/Prospectus will be sent or given to the stockholders of Layne and will contain important information about the Merger and related matters. LAYNE’S SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The Proxy Statement/Prospectus and other relevant materials (when they become available) and any other documents filed by the Company or Layne with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, security holders will be able to obtain copies of the Proxy Statement/Prospectus free of charge from the Company or Layne by contacting either (1) Investor Relations by mail at Granite Construction Incorporated, 585 West Beach Street, Watsonville, California 95076, Attn: Investor Relations Department, by telephone at 831-724-1011, or by going to the Company’s Investors page on its corporate website at

www.graniteconstruction.com or (2) Investor Relations by mail at Layne Christensen Company, 1800 Hughes Landing Boulevard, Ste 800, The Woodlands, Texas 77380, Attn: Investor Relations Department, by telephone at 281-475-2600, or by going to Layne’s Investor Relations page on its corporate website at www.laynechristensen.com.

Participants in the Solicitation

The Company and Layne and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Layne’s stockholders in connection with the Merger and may have direct or indirect interests in the Merger. Information about the Company’s directors and executive officers is set forth in the Company’s Proxy Statement on Schedule 14A for its 2017 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2017, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which was filed with the SEC on February 17, 2017. These documents are available free of charge at the SEC’s website at www.sec.gov, and from the Company by contacting Investor Relations by mail at Granite Construction Incorporated, 585 West Beach Street, Watsonville, California 95076, Attn: Investor Relations Department, by telephone at 831-724-1011, or by going to the Company’s Investors page on its corporate website at www.graniteconstruction.com. Information about Layne’s directors and executive officers is set forth in the Company’s Proxy Statement on Schedule 14A for its 2017 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2017, and its Annual Report on Form 10-K for the fiscal year ended January 31, 2017, which was filed with the SEC on April 10, 2017. These documents are available free of charge at the SEC’s website at www.sec.gov, and from Layne by contacting Investor Relations by mail at Layne Christensen Company, 1800 Hughes Landing Boulevard, Ste 800, The Woodlands, Texas 77380, Attn: Investor Relations Department, by telephone at 281-475-2600, or by going to Layne’s Investor Relations page on its corporate website at www.laynechristensen.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Merger will be included in the Proxy Statement/Prospectus that the Company will file with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GRANITE CONSTRUCTION INCORPORATED

By:	/s/ Richard Watts
Richard Watts
General Counsel and Corporate Compliance Officer

Date: February 14, 2018